ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

FOIA Confidential Treatment Request

Parker B. Stoner
The entity requesting confidential treatment is	617-951-7805
Zoetis Inc.	617-235-7424 fax
100 Campus Drive	parker.stoner@ropesgray.com
Florham Park, New Jersey 07932
Attn: Katherine Walden
V.P. Chief Governance Counsel, Chief Compliance Officer, Assistant Secretary
973-443-2918
Rule 83 Confidential Treatment Request: ZI-12-15
December 14, 2015
VIA HAND DELIVERY AND EDGAR
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549
Attention:     Cecilia Blye
Suzanne Hayes

Re:	Zoetis Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-35797
Dear Ms. Blye and Ms. Hayes,
On behalf of Zoetis Inc. (the “Company” or “Zoetis”), set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 27, 2015 concerning the Form 10-K described above.
Zoetis Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Katherine Walden, Zoetis Inc. 100 Campus Drive, Florham Park, New Jersey 07932, before it permits any disclosure of the bracketed, underlined and highlighted information in this letter.

ZI-12-15

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST.  REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

For your convenience, the Staff’s comment is repeated in bold below, followed by the response of the Company.
General

1.
In your Form 10-K for the fiscal year ended December 31, 2013, you state on page 11 that in 2012 your business activities included supplying your products into Syria, and that you would continue such activities. Also, in your Form 10-K for the fiscal year ended December 31, 2014, you state on page 1 and elsewhere that you operate in Africa, a region that includes Sudan. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements. You should describe any products and technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:

Sudan:
The Company has sold a limited list of products in Sudan pursuant to a license issued by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”). That license, which provided for the export of certain veterinary antibiotics, medicated feed additives, vaccines and livestock reproductive products, expired on October 29, 2015. The Company has decided against renewing it, as all sales to Sudan have been discontinued as part of the Company’s SKU simplification plan.

All sales in Sudan were made through a third-party distributor network and managed by Zoetis offices in Egypt. The Company maintains no physical presence in Sudan of any kind and has not done business with the government of Sudan or any agencies of the Sudanese government. For many years, the Company has maintained a well-managed system of checks to ensure that only allowable medicines are exported to Sudan under the OFAC license, and the Company carefully screens all parties to each transaction against international sanctioned party lists.

Syria:
The Company has sold medicines, consisting primarily of certain veterinary antibiotics, medicated feed additives, vaccines and livestock reproductive products, in Syria through [* * *] and [* * *], two local

ZI-12-15

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST.  REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

distributors that purchased our products in arms-length transactions and resold those products pursuant to the terms of distribution agreements. These were EAR99 products under U.S. Export Administration Regulations, for which the U.S. Government does not require a license for export to Syria. The export and sale of such medicines are permitted under a general license for humanitarian efforts. However, the Company is discontinuing all sales to Syria going forward as part of its SKU simplification plan. Accordingly, on October 26, 2015, the Company sent a termination and non-renewal letter for its distribution agreement with [* * *], and will be sending out an expiration notice for the distribution agreement with [* * *] after such agreement expires later this month.
All sales in Syria were made through a third-party distributor network and managed by Zoetis offices in Egypt. The Company maintains no physical presence in Syria of any kind and has not done business with the government of Syria or any agencies of the Syrian government. For many years, the Company has maintained a well-managed system of checks to ensure that only allowable medicines are exported to Syria under the general license, and the Company carefully screens all parties to each transaction against international sanctioned party lists.

2.
Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: The Company’s contacts with Sudan and Syria have been quantitatively immaterial for the past three fiscal years and the subsequent interim period. Total revenues related to these transactions did not amount to more than [* * *] of the Company’s total revenues during any of the past

ZI-12-15

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST.  REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

three fiscal years or subsequent interim period. The Company has no assets or liabilities associated with either Sudan or Syria.
When used in Sudan or Syria, our medicines have enhanced local food production by increasing the availability of animal protein in the area, thereby improving nutrition in two chronically food insecure regions. The purpose and nature of these transactions has been humanitarian, and has been aimed at enhancing the day-to-day life of ordinary citizens. We do not believe that the Company’s de minimis sales in Sudan or Syria, either qualitatively or quantitatively, raise concern for any adverse investor sentiment. The Company further believes that neither those sales nor any potential associated reputational risk constitute a material investment risk to its security holders, and that these activities do not have a material impact on its reputation or share value. In reaching these conclusions, the Company is cognizant of the fact that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, the Company strongly believes that all of its contacts with Sudan and Syria have been conducted in compliance with applicable law.
* * * *
As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please feel free to contact me at (617) 951-7805.
Best regards,
/s/ Parker B. Stoner
Parker B. Stoner (Ropes & Gray LLP)
PMK:
cc:    Katherine Walden (Zoetis Inc.)
Daniel Burbach (Zoetis Inc.)

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